Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Rear Admiral Timothy Gallaudet and Dr. J. Marshall Shepherd Join Tomorrow.io’s Advisory Board

•	Gallaudet, Former NOAA Acting Administrator and Oceanographer of the Navy, is CEO of Ocean STL Consulting and Host of the American Blue Economy Podcast

•	Shepherd, Former President of the American Meteorological Society, is Director of the University of Georgia Atmospheric Sciences Program and Member of the National Academy of Sciences

Boston, February 16, 2022 – The Tomorrow Companies Inc. (“Tomorrow.io”), developer of a leading platform for global weather and climate security, today announced the addition of Rear Admiral Timothy Gallaudet, Ph.D., U.S. Navy (ret) and Dr. J. Marshall Shepherd to the company’s advisory board.

Rear Adm. Gallaudet was the Assistant Secretary of Commerce for Oceans and Atmosphere and Acting Administrator of the National Oceanic and Atmospheric Administration (NOAA). He was Oceanographer of the Navy and Commander of the Navy Meteorology and Oceanography Command. Dr. Shepherd was President of the American Meteorological Society. He is Director of the University of Georgia’s Atmospheric Sciences Program, Host of The Weather Channel’s Weather Geeks talk show, and a Contributor to Forbes Magazine.

In December, Tomorrow.io announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). Upon closing of the transaction, Tomorrow.io’s common stock and warrants are expected to trade on Nasdaq under the new ticker symbols “TMW” and “TMWWW”.

Rear Adm. Gallaudet and Dr. Shepherd bring intimate knowledge and deep experience in weather, climate, oceans, government and the military to help shape Tomorrow.io’s technology development and market offerings, including its software platform that automates and scales weather-related decision-making, and its first-of-its-kind weather satellite constellation with initial launches planned to start in late 2022.

“Admiral Gallaudet and Dr. Shepherd are two of the most accomplished leaders of the entire global weather community,” said Shimon Elkabetz, Co-founder and CEO of Tomorrow.io. “Their unmatched combination of expertise will guide us in revolutionizing weather intelligence and climate resilience for governments, militaries, businesses, communities and vulnerable populations.”

As NOAA Acting Administrator from 2017 to 2019, Rear Adm. Gallaudet oversaw a $6 billion annual budget and led the agency’s management of U.S. weather satellites, weather services, fisheries, coastal resources and waterways, and environmental research. As NOAA Deputy Administrator from 2017 to 2021, he led NOAA’s Blue Economy activities to advance marine transportation, ocean exploration and mapping, and coastal resilience. He also oversaw NOAA’s Arctic research and operations and led the development and execution of NOAA’s Artificial Intelligence, Uncrewed Systems, ‘Omics, Cloud, Data, and Citizen Science strategies.

Gallaudet served for 32 years in the U.S. Navy as a Meteorology and Oceanography Officer. His experience includes providing critical weather and ocean information for aircraft carrier combat operations, counterterrorism activities with Navy SEAL Teams, anti-submarine warfare support, and deep-sea research and development. He completed his Navy career as the Oceanographer of the Navy and Commander for the Navy Meteorology and Oceanography Command.

“Our weather has changed and is making a huge impact on almost every aspect of daily operations from corporations to cities to the military,” said Rear Adm. Gallaudet. “Tomorrow.io’s highly differentiated weather intelligence technology and upcoming satellite constellation are a game changer for businesses, municipalities, and military operations facing a new era in weather and climate extremes. I wish we had had access to such capabilities when I was with the Navy.”

Dr. Shepherd has directed the University of Georgia’s Atmospheric Sciences Program since 2006. Previously, he spent 12 years as a Research Meteorologist at NASA’s Goddard Space Flight Center and was Deputy Project Scientist for NASA’s Global Precipitation Measurement satellite mission. He has published nearly 100 peer-reviewed academic articles.

Dr. Shepherd has been elected to the National Academy of Sciences, National Academy of Engineering, as well as the American Academy of Arts and Sciences. In 2004, he received the Presidential Early Career Award from President George W. Bush for pioneering research in weather and climate science. He was the first African American to receive a Ph.D. from the Florida State University Department of Meteorology, and the second African American to preside over the American Meteorological Society.

“It’s time to acknowledge that record-breaking weather conditions are becoming routine, and we must build up our resilience and ability to mitigate their impacts. This is especially true for vulnerable and marginalized communities who disproportionately experience the impacts of extreme weather and climate,” said Dr. Shepherd. “Tomorrow.io is well positioned to accelerate the advances in forecasts, warnings and decision support that will underpin a new era in weather, water and climate services.”

About Tomorrow.io

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. The platform is fully customizable to any industry impacted by the weather. Customers around the world, including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale. To learn more, please go to: www.tomorrow.io

About Pine Technology Acquisition Corp.

Pine Technology Acquisition Corp. is a special purpose acquisition company (SPAC) led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (AmTrust) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively. To learn more, please go to: www.pinetechnology.com

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to launch a satellite, the benefits of its technology, and the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy

Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.

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